Exhibit 99.1

NewsRelease

TransCanada Launches Binding Open Season for Marketlink

CALGARY, Alberta - November 9, 2018 -- News Release -- TransCanada Corporation (TSX:TRP) (NYSE:TRP) (TransCanada) today launched an open season to solicit binding commitments from interested parties for transportation services of crude oil from Cushing, Oklahoma to markets on the U.S. Gulf Coast on incremental capacity on Marketlink.

Interested parties may submit binding bids for transportation capacity during the open season that will close at 12 p.m. MT on December 7, 2018. Shipper information regarding the open season is available by contacting:

Brad Walman
587.933.3599
brad_walman@transcanada.com

Jesse Bajnok
403.920.7607
jesse_bajnok@transcanada.com

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates one of the largest natural gas transmission networks that extends more than 91,900 kilometres (57,100 miles), tapping into virtually all major gas supply basins in North America. TransCanada is a leading provider of gas storage and related services with 653 billion cubic feet of storage capacity. A large independent power producer, TransCanada currently owns or has interests in approximately 5,700 megawatts of power generation in Canada and the United States. TransCanada is also the developer and operator of one of North America’s leading liquids pipeline systems that extends approximately 4,900 kilometres (3,000 miles), connecting growing continental oil supplies to key markets and refineries. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com to learn more, or connect with us on social media.

Media Enquiries:
Terry Cunha / Matt John
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta / Duane Alexander
403.920.7911 or 800.361.6522